Exhibit 99.4

ACCO BRANDS CORPORATION

2005 LONG-TERM INCENTIVE PLAN

PERFORMANCE STOCK UNIT AWARD AGREEMENT

THIS AGREEMENT is made and entered into this and effective _____, 20__ (the **"Grant Date"**) by and between ACCO Brands Corporation, a Delaware corporation (collectively with all Subsidiaries, the **"Company"**) and _____ (**"Grantee"**).

WHEREAS, Grantee is a Key Employee of the Company and in compensation for Grantee's services, the Board deems it advisable to award to Grantee an Award of Performance Stock Units representing shares of the Company's Common Stock, pursuant to the ACCO Brands Corporation 2005 Long-Term Incentive Plan (**"Plan"**), which may be earned by Grantee upon the satisfaction of performance objectives, as set forth herein.

NOW THEREFORE, subject to the terms and conditions set forth herein:

1. <u>Plan Governs; Capitalized Terms</u>. This Agreement is made pursuant to the Plan, and the terms of the Plan are incorporated into this Agreement, except as otherwise specifically stated herein. Capitalized terms used in this Agreement that are not defined in this Agreement shall have the meanings as used or defined in the Plan. References in this Agreement to any specific Plan provision shall not be construed as limiting the applicability of any other Plan provision.

2. <u>Award of Performance Stock Units</u>. The Company hereby awards to Grantee on the Grant Date an Award of _____ Performance Stock Units. Each Performance Stock Unit constitutes an unfunded and unsecured promise of the Company to deliver (or cause to be delivered) to Grantee, subject to the terms and conditions of this Agreement, one (1) share of Common Stock. Each Performance Stock Unit shall be earned and vested in accordance with <u>Section 3</u> and shall be payable to Grantee in accordance with <u>Section 4</u>, below. The Company shall hold the Performance Stock Units in book-entry form. The Grantee shall have no direct or secured claim in any specific assets of the Company or the shares of Common Stock to be issued to Grantee under <u>Section 4</u> hereof, and shall have the status of a general unsecured creditor of the Company. THIS AWARD IS CONDITIONED ON GRANTEE SIGNING THIS AGREEMENT AND RETURNING IT TO THE COMPANY BY _____, 20__, AND IS SUBJECT TO ALL TERMS, CONDITIONS AND PROVISIONS OF THE PLAN AND THIS AGREEMENT, WHICH GRANTEE ACCEPTS UPON SIGNING AND DELIVERING THIS AGREEMENT TO THE COMPANY.

3. <u>Vesting</u>.

(a) <u>Generally</u>. The period for the attainment of the performance objectives set forth on Schedule I hereto shall commence on _____ and end on _____ (**"Performance Period"**). Subject to the acceleration of the vesting of the Performance Stock Units pursuant to <u>Section 3(b)</u>, <u>3(d)</u> and <u>3(e)</u> below, or the forfeiture and termination of the Performance Stock Units pursuant to <u>Section 3(c)</u> below, the Performance Stock Units shall be wholly or partially earned and vested and become nonforfeitable, to the extent of the satisfaction of the performance objectives set forth on Schedule I, attached hereto, provided that Grantee has been continuously employed with the Company through _____.

(b) Death; Disability; Retirement. Unless the Committee shall otherwise determine, upon the death of Grantee while employed by the Company or the termination of Grantee's employment due to his Disability or Retirement prior to the last day of the Performance Period, the Performance Stock Units shall be deemed to have achieved a target-level of performance and shall become vested and nonforfeitable, and restrictions thereon shall lapse, in such number of Performance Stock Units (rounded up to the next integer) as equals the fraction the numerator of which is the number of days from the Grant Date through the date of such employment termination and the denominator of which is the number of days constituting the Performance Period.

(c) Other Terminations. Unless the Committee shall otherwise determine, upon a termination of Grantee's employment for any reason, other than due to Grantee's death, Disability or Retirement, prior to the last day of the Performance Period, the Performance Stock Units shall be forfeited. Any forfeited Performance Stock Units shall be automatically immediately cancelled and shall terminate.

(d) Change in Control. In the event that on or after a Change in Control Grantee's employment is terminated (i) by the Company other than for just cause (as defined under Section 12(b)(ii) of the Plan) or (ii) by Grantee because Grantee in good faith believes that as a result of such Change in Control Grantee is unable effectively to discharge his duties or the duties of the position he occupied immediately prior to such Change in Control or because of diminution in his aggregate compensation or in his aggregate benefits below that are in effect immediately prior to such Change in Control, the Performance Stock Units shall be deemed to have achieved a maximum-level of performance and shall become vested and nonforfeitable, and restrictions thereon shall lapse, in such number of Performance Stock Units (rounded up to the next integer) as equals the fraction the numerator of which is the number of days from the Grant Date through the date of such employment termination and the denominator of which is the number of days constituting the Performance Period. Any involuntary termination of Grantee's employment by the Company, other than for just cause, within 90 days prior to a Change in Control but at the direction of any third party participating in or causing the Change in Control or otherwise in contemplation of the Change in Control shall be deemed a termination of Grantee's employment under clause (i), above.

(e) Contrary Other Agreement. The provisions of Section 3(b) to the contrary notwithstanding, if Grantee and the Company have entered into an employment or other agreement which provides for earning of performance stock units and vesting treatment upon a termination of Grantee's employment with the Company (and all Affiliates) that is inconsistent with the provisions of Section 3(b), the more favorable to Grantee of the terms of (i) such employment or other agreement and (ii) this Agreement, shall control; provided, if such agreement addresses only an element of time-vesting upon such employment termination, then Grantee's Performance Stock Units shall be subject to the attainment of the performance objectives set forth on Schedule I hereto at achievement of target-level (or greater) performance through the last day of the Performance Period, as a condition of the right to and amount of payment of Performance Stock Units hereunder, which shall not be payable until after the last day of the Performance Period.

(f)   Payment on Vesting. To the extent earned and vested, Performance Stock Units shall be paid to Grantee as provided at Section 4 hereof.

4.   Delivery of Shares.

(a)   Issuance of Shares. As soon as may be practicable after the last day of the Performance Period, but not later than the March 15th following the December 31st of the calendar year in which the Performance Period ends, the Company shall cause its transfer agent for the Common Stock to register shares in book-entry form in the name of the Grantee (or, in the discretion of the Committee, issue to Grantee a stock certificate) representing a number of shares of Common Stock equal to the number of Performance Stock Units then earned and vested pursuant to Section 3 and the attainment of the performance objectives set forth in Schedule I; provided, such issuance shall be deferred until the first such later date after vesting as may be required to comply with the provisions of Section 409A of the Code.

(b)   Withholding Taxes. At the time shares of Common Stock are issued to Grantee, the Company shall satisfy the minimum statutory Federal, state and local withholding tax obligation (including the FICA and Medicare tax obligation) required by law with respect to the distribution of shares from one or more of the following methods, as determined by the Committee: (i) the Company shall withhold cash compensation then accrued and payable to Grantee of such required withholding amount, (ii) Grantee may tender a check or other payment of cash to the Company of such required withholding amount, or (iii) by withholding from shares issuable to Grantee hereunder having an aggregate Fair Market Value equal to the amount of such required withholding.

5.   No Transfer or Assignment of Performance Stock Units; Restrictions on Sale. Except as otherwise provided in this Agreement, the Performance Stock Units and the rights and privileges conferred thereby shall not be sold, pledged or otherwise transferred (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment, levy or similar process until the shares of Common Stock represented by the Performance Stock Units are delivered to Grantee or his designated representative. The Grantee shall not sell any shares of Common Stock at any time when applicable laws or Company policies prohibit a sale. This restriction shall apply as long as Grantee is an Employee of the Company or an Affiliate of the Company.

6.   Legality of Initial Issuance. No shares of Common Stock shall be issued unless and until the Company has determined that (a) any applicable listing requirement of any stock exchange or other securities market on which the Common Stock is listed has been satisfied; and (b) all other applicable provisions of state or federal law have been satisfied.

7.   Miscellaneous Provisions.

(a)   Rights as a Stockholder. Neither Grantee nor Grantee's representative shall have any rights as a stockholder with respect to any shares underlying the Performance Stock Units until the date that the Company is obligated to deliver such shares of Common Stock to Grantee or Grantee's representative.

(b)   Dividend Equivalents. As of each dividend date with respect to shares of Common Stock, an unvested dividend equivalent shall be awarded to Grantee in the dollar amount equal to the amount of the dividend that would have been paid on the number of shares of Common Stock equal to the number of Performance Stock Units held by Grantee as of the close of business on the record date for such dividend. Such dividend equivalent amount shall be converted into a number of Performance Stock Units equal to the number of whole and fractional shares of Common Stock that could have been purchased at the closing price on the dividend payment date with such dollar amount. In the case of any dividend declared on shares of Common Stock which is payable in shares of Common Stock, Grantee shall be awarded an unvested dividend equivalent of an additional number of Performance Stock Units equal to the product of (x) the number of his Performance Stock Units then held on the related dividend record date multiplied by the (y) the number of shares of Common Stock (including any fraction thereof) distributable as a dividend on a share of Common Stock. All such dividend equivalents credited to Grantee shall be added to and in all respects thereafter be treated as Performance Stock Units hereunder.

(c)   No Retention Rights. Nothing in this Agreement shall confer upon Grantee any right to continue in the employment or service of the Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or of Grantee, which rights are hereby expressly reserved by each, to terminate his employment or service at any time and for any reason, with or without Cause.

(d)   Inconsistency. To the extent any terms and conditions herein conflict with the terms and conditions of the Plan, the terms and conditions of the Plan shall control.

(e)   Notices. Any notice required by the terms of this Agreement shall be given in writing and shall be deemed effective upon personal delivery, upon deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid or upon deposit with a reputable overnight courier. Notice shall be addressed to the Company at its principal executive office and to Grantee at the address that he most recently provided to the Company.

(f)   Entire Agreement; Amendment; Waiver. This Agreement constitutes the entire agreement between the parties hereto with regard to the subject matter hereof. This Agreement supersedes any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof. No alteration or modification of this Agreement shall be valid except by a subsequent written instrument executed by the parties hereto. No provision of this Agreement may be waived except by a writing executed and delivered by the party sought to be charged. Any such written waiver will be effective only with respect to the event or circumstance described therein and not with respect to any other event or circumstance, unless such waiver expressly provides to the contrary.

(g)   Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois, as such laws are applied to contracts entered into and performed in such State, without giving effect to the choice of law provisions thereof.

(h)   Successors.

(i) This Agreement is personal to Grantee and, except as otherwise provided in <u>Section 5</u> above, shall not be assignable by Grantee otherwise than by will or the laws of descent and distribution, without the written consent of the Company. This Agreement shall inure to the benefit of and be enforceable by Grantee's legal representatives.

(ii) This Agreement shall inure to the benefit of and be binding upon Company and its successors.

(i)   <u>Severability</u>. If any provision of this Agreement for any reason should be found by any court of competent jurisdiction to be invalid, illegal or unenforceable, in whole or in part, such declaration shall not affect the validity, legality or enforceability of any remaining provision or portion thereof, which remaining provision or portion thereof shall remain in full force and effect as if this Agreement had been adopted with the invalid, illegal or unenforceable provision or portion thereof eliminated.

(j)   <u>Headings</u>. The headings, captions and arrangements utilized in this Agreement shall not be construed to limit or modify the terms or meaning of this Agreement.

(k)   <u>Counterparts</u>. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

ACCO BRANDS CORPORATION

By:_____

Name:_____

Its:_____

_____
Grantee Name

_____
Grantee Signature

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SCHEDULE I

[Insert Performance Objectives to Earn PSU Award and the Percentage of the Award earned, assuming a "threshold," "target" and "maximum" scheme, and interpolated scale within, is intended in the design]

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